Exhibit 99.1

voxeljet AG

Augsburg, Germany

ISIN DE000A1X3WJ5/WKN A1X3WJ (Shares)
ISIN US92912L1070/WKN A1W556 (American Depositary Shares)

We invite our shareholders to attend the

Annual General Meeting

which is taking place at Sofitel Hotel München Bayerpost, Conference Room "Bogenhausen 1", Bayerstraße 12, 80335 München, Germany, on Wednesday, May 30, 2018 at 10:00 am (CEST).

AGENDA

ITEM 1.

Presentation of the approved annual financial statements and of the approved consolidated annual financial statements as of December 31, 2017, the management report for the financial year 2017 and the report of the Supervisory Board for the financial year 2017

These documents are available on our website (http://investor.voxeljet.com/). On request, they will also be sent to the shareholders. Furthermore, the documents will be available during the Annual General Meeting, where they will also be explained in more detail. The Supervisory Board has already approved of the (consolidated) annual financial statements that were drawn up by the Management Board. The annual financial statements are thus adopted. Corresponding to the legal provisions, there will thus be no resolution concerning ITEM 1.

ITEM 2.	Resolution on discharge of the Management Board

Management Board and Supervisory Board propose to discharge the members of the Management Board who held office in the 2017 financial year for this financial year.

ITEM 3.	Resolution on discharge of the Supervisory Board

Management Board and Supervisory Board propose to discharge the members of the Supervisory Board who held office in the 2017 financial year for this financial year.

ITEM 4.	Resolution on the appointment of the auditor for the annual financial statements and consolidated annual financial statements for the financial year 2018

Following the recommendation of the Audit Committee, the Supervisory Board proposes to appoint the auditing firm KPMG AG Wirtschaftsprüfungsgesellschaft, Ganghoferstraße 29, 80339 München, Germany, as auditor for the annual financial statements and consolidated annual financial statements for the financial year 2018.

ITEM 5.

Resolution on cancellation of Authorized Capital (Authorized Capital 2014/I), creation of new Authorized Capital with authorization to exclude statutory subscription rights; amendments to the Articles of Association

By resolution of the Annual General Meeting on May 27, 2014, the Management Board was authorized to increase the Company's share capital, with the Supervisory Board's consent, once or several times in the period until May 26, 2019 against contribution in cash and/or in kind by an amount of up to EUR 1,860,000.00 in aggregate, whereby the shareholders' statutory subscription rights may be excluded (Authorized Capital 2014/I).

Depending on the date of the Annual General Meeting in 2019, the authorized capital may expire before the next Annual General Meeting. Therefore, the current authorized capital shall be cancelled and replaced with a new authorized capital with a term ending on May 29, 2023.

The proposed cancellation of the Authorized Capital 2014/I shall only take effect if the Authorized Capital 2018 effectively takes its place.

The Management and the Supervisory Board therefore propose to resolve the following:

a)	Cancellation of the Authorized Capital 2014/I

The Authorized Capital 2014/I pursuant to Section 5 of the Articles of Association shall be cancelled effective as of the date of entry in the Commercial Register of the Authorized Capital resolved pursuant to lit. b) and c).

b)	Creation of new Authorized Capital 2018

The Management Board shall be authorized to increase the Company's share capital with the Supervisory Board's consent in the period until May 29, 2023 on one or several occasions by an amount of up to EUR 1,860,000 (in words: one million eight hundred sixty thousand euros) in aggregate by issuing up to 1,860,000 (in words: one million eight hundred sixty thousand) new registered ordinary shares (no-par value shares)

against contribution in cash and/or in kind (Authorized Capital 2018). The authorization may be exercised in partial amounts.

In principle, shareholders shall be granted a subscription right for new shares. The statutory subscription right may also be offered in such a way that the new shares are taken over by a bank or by a financial institution acting pursuant to Section 53 para. 1 sentence 1 or Section 53b para. 1 sentence 1 or para. 7 of the German Banking Code (Gesetz über das Kreditwesen) with the obligation to offer them indirectly to the shareholders for subscription within the meaning of Section 186 para. 5 of the German Stock Corporation Code (Aktiengesetz; "AktG").

The Management Board shall be authorized, with the Supervisory Board's consent, to exclude the shareholders' statutory subscription right in the event of capital increases against contribution in cash, if this is done for the purpose of issuing shares to be placed at the US capital market or with institutional investors from any jurisdiction through American Depositary Receipts ("ADRs" or hereinafter also "ADSs") and in this context also to cover an over-allotment option granted to the issuing banks, to the extent that the total number of shares issued in accordance with the above authorization to exclude subscription rights does not exceed a total of 30% of the share capital and the issue price of the new shares does not substantially fall below the stock exchange price of the shares of the same class and type already traded on the stock exchange at the time of the final determination of the issue price within the meaning of Section 203 para. 1 and 2, Section 186 para. 3 sentence 4 of the German Stock Corporation Act (AktG). The stock exchange price is also the price of an ADS listed on the New York Stock Exchange (NYSE), multiplied by the number of ADSs representing a share.

Furthermore, the Management Board shall be authorized, with the Supervisory Board's consent, to exclude the statutory subscription rights of the shareholders in the context of one or more increases of the share capital within the scope of the Authorized Capital,

(i)	to exclude fractional amounts resulting from the subscription ratio from the statutory subscription right of the shareholders,

(ii)	in the case of increases of the share capital against contributions in kind in particular — but without limitation — to acquire companies, divisions of companies or interests in companies, or

(iii)

in the case that the increase of the share capital is against contribution in cash and provided that the issue price of the new shares does not substantially fall below (within the meaning of Sections 203 para. 1 and 2, 186 para. 3 sentence 4 AktG) the stock exchange price for shares in the Company of the same class and type already listed at the time of the final determination of the issue price and provided that the amount of the share capital represented by the shares issued pursuant to this lit (iii) under the exclusion of the statutory subscription right as set forth in Section 186 para. 3 sentence 4 AktG does not exceed a total of 10% of the share capital at the time of this authorization coming into effect or being exercised. The stock exchange price is also the price of an ADS listed on the NYSE, multiplied by the number of ADSs representing a share. The said threshold of 10% of the share capital shall also include new or treasury shares of the Company and ADSs, which are issued or transferred during the term of this authorized share capital on another legal basis while excluding the subscription right pursuant to Section 71 paragraph 1 No. 8 sentence 5 AktG or Section 186 para. 3 sentence 4 AktG.

The Management Board shall be authorized to determine, subject to the consent of the supervisory board, the further details regarding the rights attached to the shares and the conditions of the share issue.

The Supervisory Board shall be authorized to amend the wording of the Articles of Association of the Company following the increase of the share capital or following the expiry of the period, for which the authorization has been granted and in which the authorization has not been employed.

c)	Amendment to the Articles of Association

Section 5 of the Articles of Association is revised as follows:

"Section  5

Authorized Capital

(1)

In the period ending on May 29, 2023 the Management Board is authorized, subject to the consent of the Supervisory Board, to increase the Company's registered share capital in one or more tranches by up to EUR 1,860,000 (in words: one million eight hundred sixty thousand euros) in aggregate by issuing up to 1,860,000 (in words: one million eight hundred sixty thousand) new registered ordinary shares (no-par value shares) against cash contribution or contributions in kind (Authorized Capital 2018). The authorization may be used in partial amounts.

(2)

In principle, shareholders shall be granted a subscription right for new shares. The statutory subscription right may also be offered in such a way that the new shares are taken over by a bank or by a financial institution acting pursuant to Section 53 para. 1 sentence 1 or Section 53b para. 1 sentence 1 or para. 7 of the German Banking Code (Gesetz über das Kreditwesen) with the obligation to offer them indirectly to the shareholders for subscription within the meaning of Section 186 para. 5 of the German Stock Corporation Code (Aktiengesetz; AktG).

The Management Board shall be authorized, with the Supervisory Board's consent, to exclude the shareholders' statutory subscription right in the event of capital increases against contribution in cash, if this is done for the purpose of issuing shares to be placed at the US capital market or with institutional investors from any jurisdiction through American Depositary Receipts ("ADRs" or "ADSs") and in this connection also to cover an over-allotment option granted to the issuing banks, to the extent that the total number of shares issued in accordance with the above authorization to exclude subscription rights does not exceed 30% of the share capital and the issue price of the new shares does not substantially fall below the stock exchange price of the shares of the same class and type already traded on the stock exchange at the time of the final determination of the issue price within the meaning of Section 203 para. 1 and 2, Section 186 para. 3 sentence 4 of the German Stock Corporation Act (AktG). The stock exchange price is also the price of an ADS listed on the New York Stock Exchange (NYSE), multiplied by the number of ADSs representing a share.

Furthermore, the Management Board shall be authorized, with the Supervisory Board's consent, to exclude the statutory subscription rights of the shareholders in the context of one or more increases of the share capital within the scope of the Authorized Capital,

(i)	to exclude fractional amounts resulting from the subscription ratio from the statutory subscription right of the shareholders,

(ii)	in the case of increases of the share capital against contributions in kind in particular — but without limitation — to acquire companies, divisions of companies or interests in companies, or

(iii)

in the case that the increase of the share capital is against contribution in cash and provided that the issue price of the new shares does not substantially fall below (within the meaning of Sections 203 para. 1 and 2, 186 para. 3 sentence 4 AktG) the stock exchange price for shares in the Company of the same class and type already listed at the time of the final determination of the issue price and provided that the amount of the share capital represented by the shares issued pursuant to this lit (iii) under the exclusion of the statutory subscription right as set forth in Section 186 para. 3 sentence 4 AktG does not exceed 10% of the share capital at the time of this authorization coming into effect or being exercised. The stock market price is also the price of an ADS listed on the New York Stock Exchange

(NYSE), multiplied by the number of ADSs which represent a share. The said threshold of 10% shall also include new or treasury shares of the Company and ADSs, which are issued or transferred during the term of this authorized share capital on another legal basis while excluding the subscription right pursuant to Section 71 paragraph 1 No. 8 sentence 5 AktG or Section 186 para. 3 sentence 4 AktG.

(3)	The Management Board determines, subject to the consent of the supervisory board, the further details regarding the rights attached to the shares and the conditions of the share issue.

(4)

The Supervisory Board is authorized to amend the wording of the articles of association of the company following the increase of the share capital or following the expiry of the period, for which the authorization has been granted and in which the authorization has not been employed."

FURTHER INFORMATION, NOTES AND REPORTS

Management Board's Report to the Annual General Meeting regarding Item 5 pursuant to Section 203 para. 2 sentence 2 in connection with Section 186 para. 4 sentence 2 German Stock Corporation Act (AktG)

On May 27, 2014, the Annual General Meeting approved the authorized capital 2014/I. So far, the Authorized Capital 2014/I has not been utilized. As the Authorized Capital may possibly expire before the next Annual General Meeting, the Management Board and the Supervisory Board propose to cancel the Authorized Capital 2014/I and to authorize the management to issue new shares of the Company on the basis of a new authorized capital. As a result the Management Board, with the consent of the Supervisory Board, shall continue to be able to raise new equity capital for the Company at any time and, among other things, to acquire companies, divisions of companies or participations in companies against the issue of shares.

In principle, shareholders have a subscription right for new shares to be issued, i.e. each shareholder has the right to subscribe for new shares in an amount that enables them to maintain their previous participation in the Company's share capital.

However, the proposed resolution provides for an authorization to exclude subscription rights for certain purposes specified in the resolution's subject matter.

In the opinion of the Management Board and the Supervisory Board, this authorization to exclude shareholders' subscription rights is objectively justified and appropriate, taking into account and weighing up all circumstances, for the following reasons.

Placement of ADRs

The Management Board shall be authorized, with the Supervisory Board's consent, to exclude the shareholders' statutory subscription rights in the event of increases of share capital against contribution in cash, if this is done for the purpose of issuing shares to be placed at the US capital market or with institutional investors from any jurisdiction through ADRs/ADSs and in this connection also to cover an over-allotment option granted to the issuing banks, to the extent that the total number of shares issued in accordance with the above authorization to exclude subscription rights does not exceed a total of 30% of the share capital and the issue price of the new shares does not substantially fall below the stock exchange price of the shares of the same class and type already traded on the stock exchange at the time of the final determination of the issue price within the meaning of Section 203 para. 1 and 2, Section 186 para. 3 sentence 4 of the German Stock Corporation Act (AktG). The stock exchange price is also the price of an ADS listed on the New York Stock Exchange (NYSE), multiplied by the number of ADSs representing a share.

In the opinion of the Management Board and the Supervisory Board, this extended authorization to exclude subscription rights in excess of 10% of the share capital is justified for objective reasons. In order to finance its planned further growth, the Company relies on being able to raise further funds in the capital market at short notice. The Company's securities (American Depositary Shares) are traded on a foreign stock exchange, the New York Stock Exchange.

The Company faces intense competition for investors with other companies listed in the United States, where subscription rights can be excluded more flexible than it is typically the case in Germany and which, for this reason, are able to act faster and more quickly due to a significantly lower legal complexity. International institutional investors prefer transactions with lower legal complexity. It is therefore of great importance for voxeljet to reduce this significant competitive disadvantage as much as possible. The authorization to extend the exclusion of subscription rights serves this purpose. The exclusion of subscription rights is the most suitable means of providing flexible financing for the issuing of securities on the US stock exchange, which is at the same time appropriate and in the best interest of the Company and its shareholders.

Sufficient equity capital is the economic basis for voxeljet's business development. Its availability therefore has a significant impact on the Company's future prospects and the implementation of its business strategy. Since the Company believes that the current investor base outside the United States is insufficient (one reason why the Company has decided not to register the shares in Germany, but to obtain admission of ADSs to the NYSE), the Company is considering the possibility of further ADS issues in the form of private placements to new investors, particularly in the United States. Against this background, the extension of the authorization of the Management Board to exclude subscription rights to an extent of up to 30% of the share capital creates the flexibility required for the placement of new ADSs.

In this particular constellation, the possibility of an offering that would carry statutory subscription rights for shareholders does not represent a suitable means of corporate financing for the Company. The implementation of a capital increase with subscription rights is more complex and less flexible than an issue without subscription rights, in particular due to the mandatory two-week subscription period provided for by German law. In addition, the execution of a capital increase with subscription rights and further issue of ADSs is particularly difficult to implement. The subscription behavior of the shareholders and the ADS holders is uncertain and difficult to predict, which entails a high transaction risk. In addition, in the case of a capital increase with subscription rights, a rights-free and thus freely placeable tranche can only be created if the subscription right holders waive their subscription rights. This would only be possible to a sufficient extent, if the custodian bank would waive its statutory subscription right as a shareholder. However, such a waiver by the custodian bank cannot be made without further preconditions, since the custodian bank is obliged to exercise the rights of ADS holders in trust and cannot declare a waiver until it is certain that the subscription rights have no economic value. The company will always encourage the issuing banks to place the ADSs close to the stock market price, so that the value of the subscription rights is low. However, it is not certain that the custodian bank will be able to declare a waiver of the subscription rights.

As a result, the required number of ADSs can therefore often only be placed if the Management Board, with the consent of the Supervisory Board, can exclude share subscription rights of up to 30% of the share capital. The Management Board will always examine on a case by case basis whether the exclusion of subscription rights is necessary and whether a capital increase with subscription rights is possible.

A capital increase with further exclusion of subscription rights would also increase liquidity in the Company's ADSs. Higher liquidity typically leads to lower volatility in the ADSs, which is beneficial for ADS holders. In addition, the voxeljet-ADSs would also become more attractive from the perspective of research analysts.

In determining the placement price of the new shares or ADSs, the Management Board will ensure that the dilution for existing shareholders or ADS holders is as low as possible.

Simplified exclusion of subscription rights pursuant to Section 186 para. 3 sentence 4 AktG

Furthermore, in the case of a capital increase against cash contributions, the management is generally authorized to exclude subscription rights insofar as the issue price of the new shares does not significantly fall below the stock exchange price of the Company's share within the meaning of Section 203 para. 1 and 2, Section 186 para. 3 sentence 4 AktG, and the pro rata amount of the share capital attributable to the new shares issued does not exceed a total of 10% of the share capital, i.e. not more than 10% of the share capital existing at the time this authorization becomes effective or at the time it is exercised. The stock exchange price is also the price of an ADS quoted on the NYSE, multiplied by the number of ADSs representing one share. The said threshold of 10% of the share capital shall also include new or treasury shares of the Company and ADSs, which are issued or transferred during the term of this authorized share capital on another legal basis while excluding the subscription right pursuant to Section 71 para. 1 No. 8 sentence 5 AktG or Section 186 para. 3 sentence 4 AktG.

This authorization enables the Company to take advantage of favorable situations at short notice and to strengthen its equity base. Since the issue price for the new shares issued under simplified exclusion of subscription rights must also be based on the stock exchange price of the shares (or the representative ADSs) and the authorization has only a limited scope, it is also possible to maintain the existing participation quota and the existing share of voting rights by purchasing

ADSs on the stock exchange. It is therefore ensured that, in accordance with the statutory valuation of Section 186 para. 3 sentence 4 AktG, the shareholders' financial and voting rights interests are adequately safeguarded in the case of the utilization of authorized capital, while further leeway is opened up for the Company in the interests of all shareholders.

Fractional amounts

The authorization to exclude subscription rights for fractional amounts is intended to create a practicable subscription ratio with regard to the amount of the respective capital increase. Without the exclusion of the subscription right with regard to the fractional amount, the technical execution of a capital increase would be more complicated particularly when the capital is increased by round amounts. New shares excluded from shareholders' subscription rights as free fractions will be utilized to the best of the Company's benefit. The Management Board and the Supervisory Board thus consider this authorization to exclude subscription rights appropriate.

Contributions in kind

The Management Board shall also be authorized to exclude the shareholders' subscription rights with the Supervisory Board's consent in case of capital increases by way of contribution in kind, in particular if this is for the purpose of (also indirect) acquisition of companies, divisions of companies or participations in other companies in exchange for shares of the Company.

The expansion of the Company's business operations through acquisitions is an essential part of the corporate strategy. It is often in the interest of the Company and its shareholders to also use shares of the company as acquisition currency. In light of increasing consolidation also in markets in which the Company operates, a flexible response option is particularly important for the Management Board. Common practice shows that owners of attractive acquisition targets often demand shares in the acquiring company as consideration in order to participate in the added value to be created.

The proposed authorization is thus intended to enable the Company to take advantage of opportunities to acquire companies and divisions of companies or participations in companies or other assets, as the capital increase in the event of such an acquisition usually has to be executed on short notice and it is normally impossible to wait for a General Meeting to be held.

At the time the authorization is exercised, the management will carefully examine whether or not the value of the new shares is adequately proportionate to the value of the consideration, i.e. the value of the company, division of company or participation in a company, or the value of the other assets to be contributed. The reduction in the shareholders' share quotas and their relative voting rights resulting from the exclusion of subscription rights is offset by the fact that the Company's business expansion is financed by third parties by strengthening the equity capital and the existing shareholders – although with a reduced quota – participate in the Company's growth which would have to be financed from their own funds if subscription rights were granted.

Due to the Company's NYSE listing, every shareholder is furthermore able to re-increase their share quota by acquiring ADSs.

Currently, there are no specific acquisition projects with regard to which the option to increase the capital by way of a contribution in kind with the exclusion of subscription rights as provided for by the proposed authorization is to be exercised.

If an opportunity to acquire companies, divisions of companies, participations in companies, or other assets should become concrete, the Management Board will carefully assess whether or not it will exercise the option to issue new shares for a contribution in kind while excluding the shareholders' subscription rights. The Management Board will only exercise this option after diligent consideration if it deems it in the Company's and its shareholders' best interest, and the Management Board will take into account that the value of the objects to be acquired must adequately reflect the value of the shares to be issued by the Company as consideration.

Finally, it should be noted that in each of the individual cases mentioned in this authorization to exclude subscription rights, the Management Board will carefully and conscientiously examine whether the conditions for the exclusion of subscription rights under this authorization are met and whether the exclusion of subscription rights is objectively justified.

The Management Board will report to the next Annual General Meeting on each utilization of the Authorized Capital.

Total number of shares and voting rights

At the time of this convocation of the Annual General Meeting, the share capital of the Company amounts to EUR 3,720,000.00. It is divided into 3,720,000 registered no-par value shares. One individual share entitles to one vote in the Annual General Meeting, so that the total number of voting rights is 3,720,000. The Company does not hold any treasury shares.

Provisions for attending the Annual General Meeting and exercising voting rights

Pursuant to Section 16 subsection (1) of the Articles of Association, all shareholders who are listed in the share register of the Company, and who register in time for the Annual General Meeting, are entitled to attend the Annual General Meeting and to execute their voting rights.

The registration for the participation must be received by the Company by

Wednesday, May 23, 2018 (24:00 CEST) ("registration deadline").

Please send your registration in text form (Section 126b BGB [German Civil Code]) either in German or in English to the following address:

voxeljet AG Vorstand Am Silbermannpark 1b 86161 Augsburg, Germany Email: HV2018@voxeljet.de

Vis-à-vis the Company, a shareholder is a person who is, according to Section 67 subsection (2) sentence 1 Aktiengesetz (German Stock Corporations Act), listed in the share register at the registration deadline. For the exercise of participation and voting rights, the registration status of the share register by the registration deadline, i.e. on May 23, 2018, 24:00 CEST ("technical record date") is decisive, because from May 24, 2018, 00:00 CEST until the end of the Annual General Meeting on May 30, 2018, no changes in registration will be carried out.

The registration for the Annual General Meeting does not result in the shares being blocked from sale after the registration deadline. The shareholders are still free to make dispositions in respect of the shares after registration for the Annual General Meeting. However, it is pointed out that, pursuant to Section 405 subsection (3) no. 1 Aktiengesetz (German Stock Corporation Act), whoever uses shares of another person, without authorization to act as a proxy and without the approval of such other person, to exercise rights at a General Meeting shall be guilty of an administrative offence.

Vis-à-vis the Company, only persons who are listed in the share register on May 23, 2018, 24:00 CEST are considered shareholders for the purposes of the Annual General Meeting on 30 Mai 2018. Thus, a disposition of shares before the registration deadline may affect the participation and voting right.

Holders of American Depositary Shares may obtain further information from the Custodian, Citibank N.A. – ADS Shareholder Services under the telephone number +1-888-250-3985. Please note that this telephone number is available from 8:30 AM to 6:00 PM EST (i.e. Eastern Standard Time).

Procedure for being represented by a representative and voting by proxy

Shareholders who have duly registered for the Annual General Meeting may have their participation and voting right with regard to the Annual General Meeting exercised by an authorized representative, e.g. by the custodian bank, a shareholder association or another person of their choice. The power of attorney, its revocation and the proof of authorization vis-à-vis the Company generally must be in text form (Section 126b BGB [German Civil Code]). Deviating from the foregoing, the special regulations in Section 135 Aktiengesetz (German Stock Corporation Act) will apply for the authorization of financial institutions, shareholder associations or other persons who are, according to Section 135 Aktiengesetz (German Stock Corporation Act), treated as such. Please discuss the details of the authorization of a financial institution or a professional agent directly with them.

Proxy forms that may be used for granting a power of attorney may be requested from the Company at the following address:

voxeljet AG Vorstand Am Silbermannpark 1b 86161 Augsburg, Germany Email: HV2018@voxeljet.de

Furthermore, the proxy forms may be downloaded from the internet using the following link:

http://investor.voxeljet.com/

The forms that are provided for their own authorizations by financial institutions, shareholder associations and other persons treated as such according to Section 135 subsection (8) and subsection (10) in connection with Section 125 subsection (5) Aktiengesetz (German Stock Corporation Act) can be used as well.

An authorized representative may prove his/her power of attorney by presenting it at the entry control on the day of the Annual General Meeting. The proof of authorization may also be sent via mail, fax or electronically (via email) to the aforementioned address of the Company. Also, any power of attorney already granted may be revoked by declaration directly sent to the Company in the aforementioned manner.

Motions to supplement the Agenda pursuant to Section 122 subsection 2 Aktiengesetz (German Stock Corporation Act)

Shareholders whose shares, together or individually, represent a nominal amount of EUR 186,000.00 (corresponding to 186,000 shares of the Company), may request that items are included in the Agenda and published (request for supplements). Each new item must be accompanied by a stating of reasons or a resolution proposal. The shareholder or shareholders presenting the motion must prove that they have been holders of such shares for not less than 90 days prior to the date of receipt of the request (whereby the day of the receipt is not counted), and that they will continue to hold the shares until a decision on the request for supplements by the Management Board has been made.

The request for supplements has to be directed to the Management Board of the Company in writing, and has to be received at least 30 days before the Annual General Meeting (whereby the day of the Annual General Meeting and the day of receipt are not counted), i.e. no later than by April 29, 2018 (24:00 CEST). Thus, please direct corresponding requests for supplements to the following address:

voxeljet AG Vorstand Am Silbermannpark 1b 86161 Augsburg, Germany Fax: +49 821 7483 111 Email: HV2018@voxeljet.de

Duly made requests for supplements will, if they have not already been announced together with the convocation, be published by the Company without undue delay after receipt of the request for supplement in the same way as the convocation.

Counter-motions and election nominations by shareholders pursuant to Sections 126 subsection (1), 127 Aktiengesetz (German Stock Corporation Act)

Furthermore, any shareholder is entitled to file counter-motions with regard to certain items of the agenda as well as election nominations for the election of Supervisory Board Members or auditors.

The Company will make any counter-motion by shareholders available on

http://investor.voxeljet.com/

including the name of the shareholder, the reasons and the management's comments, if any, if the shareholder has, at least 14 days before the meeting, i.e. until May 15, 2018 (24:00 CEST), sent the Company an admissible counter-motion with reasons and with regard to a proposal of Management Board and/or Supervisory Board concerning a specified item of the Agenda and to the following address:

voxeljet AG
Vorstand
Am Silbermannpark 1b
86161 Augsburg, Germany
Email: HV2018@voxeljet.de

A counter-motion does not need to be published if an exclusion fact of Section 126 subsection (2) Aktiengesetz (German Stock Corporation Act) applies. The reasons do not need to be published if they consist, in total, of more than 5,000 characters.

Shareholders are requested to prove their shareholder status when sending the counterproposal.

These regulations do correspondingly apply to election nominations by shareholders. However, for election nominations, reasons do not need to be stated. Moreover, election nominations do not have to be published if the election nomination does not contain the name, the practiced profession and the place of residence of the proposed candidate, as well as, in the event of nomination of Supervisory Board members, information about their membership in other Supervisory Boards that have to be established pursuant to statutory law. Furthermore, a nomination for the election of members of the Supervisory Board shall contain information concerning their membership in comparable German and foreign supervisory bodies of business enterprises.

Right to demand Information according to Section 131 subsection (1) Aktiengesetz (German Stock Corporation Act)

In the Annual General Meeting, each shareholder or shareholder representative may ask the Management Board to provide information with regard to the Company’s affairs and the legal and business relationships of the Company towards affiliated companies, if the information is required for the proper assessment of an item of the Agenda, and if there is no statutory right to refuse the provision of such information (Section 131 subsection (3) Aktiengesetz [German Stock Corporation Act]).

According to Section 18 subsection (3) of the Articles of Association, the Chairman is entitled to reasonably restrict the shareholder’s right to speak and the shareholder’s right to ask questions.

Further explanations and information on the website of the Company, availability of documents

Starting with the convocation of the Annual General Meeting, the website

http://investor.voxeljet.com/

will contain all information and documents according to Section 124a Aktiengesetz (German Stock Corporation Act). After the Annual General Meeting, the voting results will be published on the same website. All documents that must be made accessible for the Annual General Meeting (as is required by law), will be available for inspection during the Annual General Meeting.

Augsburg, Germany, April 2018

The Management Board